UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29656 / April 21, 2011

_____

In the Matter of   :
                                                                                    :
AMERICAN FAMILY LIFE INSURANCE COMPANY, ET AL.   :
6000 American Parkway   :
Madison, Wisconsin 53783-0001   :
                                                                                    :
(812-13842)   :

_____

ORDER UNDER SECTIONS 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

American Family Life Insurance Company, American Family Variable Account I, and American
Family Variable Account II (collectively, "Applicants") filed an application on November 10,
2010 and amended and restated on February 28, 2011. Applicants requested an order pursuant to
Section 26(c) of the Investment Company Act of 1940 ("Act") to permit the substitution of
shares of a certain registered management investment company with shares of a certain other
registered management investment company.

A notice of the filing of the application was issued on March 24, 2011 (Investment Company Act
Release No. 29617). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the matter would be issued unless a hearing should be ordered.
No request for a hearing has been received, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the substitutions are consistent with the
protection of investors and the purposes fairly intended by the policy and provisions of the Act.

IT IS ORDERED, pursuant to Section 26(c) of the Act, that the proposed substitution for American Family Life Insurance Company, et al. (812-13842) is approved.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Cathy H. Ahn
Deputy Secretary